ALBERTA COMPLIANCE SERVICES INC.


03029868

August 27, 2003

Securities & Exchange Commission
450 Fifth Street N.W.
Washington, DC
USA 20549



Attention: Office of International Corporate Finance

Dear Sirs:

Re: Solana Petroleum Corp. (the "Corporation")
File No. 82-4931

Please accept for filing the following documents that include information required to be made public:

1. Revised Notice of Meeting and Record Date
2. News Release dated August 8, 2003
3. Revised Notice of Meeting and Record Date

Yours truly,

ALBERTA COMPLIANCE SERVICES INC.

Sherri Van Ham
Associate

encl.

602, 304 - 8 Avenue S.W. Calgary, Alberta Canada T2P 1C2
*Phone: (403) 216-8450 * Fax: (403) 216-8459 * info@albertacompliance.com * www.albertacompliance.com*

82-4931

ALBERTA COMPLIANCE SERVICES INC.

602, 304 - 8 Avenue S W, Calgary, Alberta T2P 1C2
Ph (403) 216-8450 Fx (403) 216-8459
email: info@albertacompliance.com

REVISED

August 1, 2003



Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Securities Commission
TSX Venture Exchange

Attention: Continuous Disclosure

Dear Sirs:

Re: Solana Petroleum Corp.

On behalf of our above captioned client, we wish to **revise** the following dates regarding their upcoming meeting:

MEETING TYPE	Annual and Special
DATE OF MEETING	~~September 11, 2003~~ September 25, 2003
MEETING LOCATION	Calgary, AB
CLASS OF SECURITIES ENTITLED TO RECEIVE NOTICE	Common
CLASS OF SECURITIES ENTITLED TO VOTE	Common
CUSIP NO	83412N-107
RECORD DATE FOR NOTICE	August 7, 2003
RECORD DATE FOR VOTING	August 7, 2003
BENEFICIAL OWNERSHIP DETERMINATION DATE	August 7, 2003
MATERIAL MAIL DATE	~~August 15, 2003~~ August 28, 2003
BUSINESS	Non-Routine

Yours truly,
ALBERTA COMPLIANCE SERVICES INC.

"Sherri Van Ham"

Sherri Van Ham
Associate

cc Solana Petroleum Corp.
Computershare Trust Company of Canada (for your information only)

82-4931


SOLANA
Petroleum Corp.

121 E. Birch Ave., Suite 508
Flagstaff, Arizona 86001 USA

SOLANA PETROLEUM CORP. ANNOUNCES ANNUAL AND SPECIAL MEETING OF THE SHAREHOLDERS SCHEDULED FOR SEPTEMBER 25, 2003

SEC 12g 3-2(b) Exemption # 82-4931

August 8, 2003

Solana Petroleum Corp. ("Solana" or the "Corporation") announced today, that the Corporation's Annual and Special Meeting of the Shareholders will be held in Calgary, Alberta on September 25, 2003. Shareholders of the Corporation, in addition to routine corporate matters, will be asked to approve the related party acquisition of a 100% interest in a gold and base metals exploratory tract encompassing more than 100,000 acres in Northwestern Ontario from Hexagon Gold (Ontario) Ltd. Shareholders will also be asked to approve a consolidation of the Corporation's common shares ranging from one new share for three old shares to one new share for ten old shares and change the Corporation's name to Q-Gold Resources Ltd. The Company currently has 17,225,900 shares issued and outstanding.

Furthermore, the Corporation announced that it has received promissory notes from Hexagon Resources, Inc., of which Solana President and Chief Executive Officer J. Bruce Carruthers II is a director, officer and shareholder and Vice President Eric A. Gavin in the amount of $105,840 and $16,447 respectively. These notes were issued in lieu of management fees as the Corporation was designated as inactive on September 25, 2001.

Solana Petroleum Corp. trades on the TSX Venture Exchange under the symbol "SOP.T".

For more information, please contact:

Eric A. Gavin, Vice President, Finance and Administration at (928) 779-0166

This release may contain forward looking statements implying an assessment that the resources described can be produced profitably in the future. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

82-4931

ALBERTA COMPLIANCE SERVICES INC.

602, 304 - 8 Avenue S W, Calgary, Alberta T2P 1C2
Ph (403) 216-8450 Fx (403) 216-8459
email: info@albertacompliance.com

REVISED

August 26, 2003

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Securities Commission
TSX Venture Exchange

Attention: Continuous Disclosure

Dear Sirs:

Re: Solana Petroleum Corp.

On behalf of our above captioned client, we wish to **revise** the following dates regarding their upcoming meeting:

MEETING TYPE	Annual and Special
DATE OF MEETING	~~September 25, 2003~~October 24, 2003
MEETING LOCATION	Calgary, AB
CLASS OF SECURITIES ENTITLED TO RECEIVE NOTICE	Common
CLASS OF SECURITIES ENTITLED TO VOTE	Common
CUSIP NO	83412N-107
RECORD DATE FOR NOTICE	~~August 7, 2003~~ September 19, 2003
RECORD DATE FOR VOTING	~~August 7, 2003~~ September 19, 2003
BENEFICIAL OWNERSHIP DETERMINATION DATE	~~August 7, 2003~~ September 19, 2003
MATERIAL MAIL DATE	~~August 28, 2003~~ September 29, 2003
BUSINESS	Non-Routine

Yours truly,
ALBERTA COMPLIANCE SERVICES INC.

"Sherri Van Ham"

Sherri Van Ham
Associate

cc Solana Petroleum Corp.
Computershare Trust Company of Canada (for your information only)